FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2006
                                   3 May 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Third Quarter Results released on 3 May 2006



                                                                      3 May 2006

                     BRITISH SKY BROADCASTING GROUP PLC
                Results for the nine months ended 31 March 2006

BSkyB announces record operating profit, up 15% to GBP660 million for the year to date, continued improvement in customer mix and the successful implementation of new customer management systems

Growth in new customers
* Net DTH subscriber growth of 40,000 in the quarter to 8.1 million

Further improvement in product mix
* One in five customers now taking an additional service
* 86% growth in Sky+ households to 1,430,000, 18% of total DTH subscribers
* 76% growth in Multiroom households to 990,000, 12% of total DTH subscribers

Achieved three key objectives for the quarter
* Completion of new customer management systems implementation
* Sky HD on track to launch nationwide on 22 May
* Broadband from Sky on track for summer launch - currently unbundling 12 exchanges per week

Strong financial performance
* Revenue increased by 9% to GBP3,079 million(1)
* Gross margin expanded by four percentage points to 61%(1)
* Operating profit increased by 15% to GBP660 million, a margin of 21%(1)
* Profit for the period increased by 10% to GBP425 million
* Basic earnings per share increased by 16% to 23.2 pence
* Cash generated from operations increased by 9% to GBP696 million

(1) Under IFRS, betting payouts have been netted against gross Sky Bet revenues (see Financial Review)

James Murdoch, Chief Executive said:

"The business is performing well and is delivering on the plan we laid out for 2006. Our focus during the quarter was to successfully implement our new customer management systems, complete the final preparations for the launch of Sky HD, and continue to ready the business for the launch of residential broadband services in the summer. Operational achievements in the quarter were outstanding. We achieved our goals, continued to grow our customer base and increased the number of products they choose to take from us"


Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.


Key subscriber information                 2006        2005    Change  % Change

Net DTH subscriber additions(1)          40,000      95,000   -55,000      -58%
Total DTH subscribers(2)(3)(4)(5)     8,099,000   7,704,000   395,000        5%

Net Sky+ household additions(1)         149,000     128,000    21,000       16%
Total Sky+ households(2)              1,430,000     770,000   660,000       86%

Net Multiroom household additions(1)(6)  84,000      90,000    -6,000       -7%
Total Multiroom households(2)           990,000     563,000   427,000       76%

Income statement (GBPm)                Nine months to 31 March

                                           2006        2005    Change  % Change

Revenue                                   3,079       2,813       266        9%

Operating profit                            660         573        87       15%
Operating profit margin                   21.4%       20.4%      1.0%      4.9%

Profit before taxation                      609         546        63       12%

Profit for the period                       425         385        40       10%

Cash flow information (GBPm)           Nine months to 31 March

                                           2006        2005    Change  % Change

Cash generated from operations              696         636        60        9%

Net debt(2)(7)                              667         422       245       58%

Per share information (pence)        Nine months to 31 March

                                           2006        2005    Change  % Change


Basic earnings per share                   23.2        20.0       3.2       16%

1.    In the three months to 31 March
2.    As at 31 March
3. Includes DTH subscribers in Republic of Ireland. (407,000, as at 31 March 2006, 355,000, as at 31 March 2005.)
4. DTH subscribers include only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
5. DTH subscribers include subscribers taking Sky packages via DSL through Kingston Interactive Television and Homechoice.
6.    Multiroom includes households subscribing to more than one digibox.
      (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
7. Cash, cash-equivalents, short-term deposits, borrowings and borrowings related financial instruments


Enquiries:

Analysts/Investors:

Andrew Griffith                                  Tel: 020 7705 3118
Robert Kingston                                  Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson                                 Tel: 020 7705 3267
Robert Fraser                                    Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


Finsbury:

James Leviton                                    Tel: 020 7251 3801


A conference call for UK and European analysts and investors will be held at 8:
30 a.m. (BST) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Rebecca Lohse at Taylor Rafferty on +1 212 889 4350.


OVERVIEW

During the three months ended 31 March 2006 ("the quarter"), the Group made significant progress in the three main areas identified for the first half of this calendar year:

* Completion of the programme to implement new customer management systems;
* Final preparations for the national launch of high definition television
  ("Sky HD") this month; and
* Substantial progress in preparation for the launch and roll-out of residential broadband services in the summer.

On 31 March 2006, the Group successfully completed the implementation of its new customer management systems. These flexible and scalable systems represent a major investment in continuing to serve customers better and will enable the Group to improve sales, increase customer satisfaction, reduce churn and bring to market new products and services with greater speed and effectiveness. In addition, the Group is planning to expand its substantial customer service infrastructure to meet the continued growth of the business. As part of this, the Group is creating 600 new jobs in the UK within its permanent field engineering operations.

Sky HD will launch nationally across the UK and Ireland on 22 May 2006 and since bookings were opened to the general public on 13 April 2006, there has been encouraging customer demand. Sky HD will provide customers with the best TV viewing experience with pictures four times more detailed than standard definition and the highest quality sound from Dolby Digital 5.1. Sky HD offers a wide range of HD channels including Sky Sports, Sky Movies, Sky One, National Geographic and Discovery, which announced its intention to offer an HD channel on 17 January 2006. Customers with a Sky HD box will also be able to watch the BBC's live coverage of the 2006 Football World Cup in high definition.

Since the acquisition of Easynet, good progress has been made in the unbundling of BT exchanges in order to reach a targeted 70% coverage of UK homes by December 2007. The Group currently has its own equipment in 259 BT exchanges and plans to reach around 379 BT exchanges by 30 June 2006, taking the total number of homes passed to around 7.5 million, or 30% of UK homes. The Group intends to announce details of its consumer proposition ahead of launching residential broadband services in the summer.

OPERATING REVIEW

At 31 March 2006, the total number of DTH digital satellite subscribers was 8,099,000, representing a net increase of 40,000 in the quarter. In line with its previous guidance, the Group anticipates net additions of around 60,000 in the fourth quarter.

As Sky moves towards delivering whole home solutions, customers continue to demonstrate strong demand for new products and additional services. Over 12% of customers now take a Multiroom subscription and 18% subscribe to Sky+ meaning that one in five is now taking an additional service.

Following record sales last quarter, Sky+ continues to deliver outstanding levels of growth. At a re-established price point of GBP99, the total number of Sky+ households increased by 149,000 in the quarter to 1,430,000, the highest ever growth outside of a Christmas quarter. Sky+ continues to attract new customers as well as providing an upgrade path for existing customers. Almost one third of customers who subscribed to Sky+ during the quarter were new to Sky.

During the quarter, the number of Multiroom subscriptions exceeded one million. This equated to 990,000 households, an increase of 84,000 in the quarter. Following the quarter end, Sky has exceeded one million Multiroom households and remains on track to achieve its 2010 target of 30% penetration.

Annualised average revenue per DTH subscriber ("ARPU") for the quarter was GBP392, a GBP10 increase on the three months to 31 March 2005 ("the comparative quarter"). ARPU for the quarter was GBP5 lower than the three months to 31 December 2005 ("the prior quarter"). This reflects the seasonal movement of customers between subscription tiers and a full quarter's impact of the pre-Christmas promotional offers.

DTH churn for the quarter (annualised) increased by 0.8% on the prior quarter to 11.4%. This seasonal movement, as experienced in prior years, takes DTH churn, annualised for the nine months to 31 March 2006 ("the period") to 11.3%. The Group continues to expect churn for the 2006 financial year to be around 11% and has a medium term target for churn of around 10%.

Sky continued to enhance its leading position in content during the quarter. On 27 February 2006, Sky and Disney announced a wide ranging series of agreements to expand the portfolio of content available to Sky digital customers. Two new channels, Disney Cinemagic and ESPN Classic have been launched, and the established channel brands of the Disney Channel and Playhouse Disney have been made available to millions more Sky viewers, as part of the kids mix package of basic channels. In addition, Sky movies customers will be able to enjoy a wide range of Walt Disney Studio films, including the forthcoming Premieres of 'Pirates of the Caribbean: Dead Man's Chest', 'The Chronicles of Narnia: The Lion, The Witch and The Wardrobe,' and Pixar's 'The Incredibles' as well as classic Disney favourites such as 'Lady and the Tramp' and 'Cinderella'.

FINANCIAL REVIEW

As announced on 25 April 2006, following recent changes in industry practice regarding the accounting for betting revenues and costs under IFRS, betting payouts have been netted against Sky Bet revenues. Accordingly, all financial results, including comparatives have been prepared on this basis. There is no effect on operating profit.

Total revenues increased by 9% over the nine months ended 31 March 2005 ("the comparable period") to GBP3,079 million.

DTH revenues grew by 8% to GBP2,352 million behind 5% growth in the average number of DTH subscribers and 3% growth in average DTH revenue per subscriber, principally due to the September 2005 price rise.

Wholesale revenues continue to under perform, increasing by 2% on the comparable period to GBP170 million. This increase reflects the change in wholesale prices in September 2005, which has been partially offset by a decline in the number of premium cable TV subscribers.

Despite an estimated decline in the UK television advertising sector of 0.6%, advertising revenue increased by 6% to GBP257 million. This reflects further strong growth in Sky's share of the UK television advertising sector which now stands at 12.9%.

Sky Bet revenues increased by 17% on the comparable period to GBP27 million. This comprised a 28% increase in gross Sky Bet revenues to GBP239 million, driven by the strong growth in Sky Vegas revenues and a 30% increase in betting payouts to GBP212 million.

Sky Active revenues remained flat at GBP67 million. Growth in revenues generated from using the red button, which includes interactive advertising and enhanced TV were offset by lower revenues from other areas of the business, including the SkyBuy retail service, which was wound down and closed in the final quarter of last financial year.

Other revenues grew by 43% to GBP206 million, a GBP62 million increase on the comparable period. Excluding GBP38 million of revenue generated by Easynet, primarily from the corporate business, other revenue grew by GBP24 million, an increase of 17% on the comparable period. This reflects higher digibox revenues associated with increased sales of Sky+ and Multiroom, the inclusion of the Sky News channel five contract and revenue generated from Sky's credit card, 'SkyCard'.

Total programming costs reduced by GBP3 million on the comparable period to GBP1,207 million. Sports costs increased by GBP6 million behind additional UEFA Champions League qualifying matches and other volume driven increases, partly offset by the absence of the bi-annual Ryder Cup. Third Party channel costs reduced by GBP25 million following the renewal of a number of contracts on improved terms, which more than offset the increased number of subscribers. Other programming costs, including Movies, News and Entertainment increased by GBP16 million due to the continued investment in Sky One commissioned programming and five news production costs, partially offset by savings in Movie costs.

Gross margin(1) increased by a further four percentage points to 61% as a result of 9% growth in revenues against broadly flat programming costs.

Marketing costs for the period were GBP474 million, an increase of GBP85 million on the comparable period. Marketing costs to new customers grew by GBP43 million. This reflects an 7% increase in the level of gross additions during the period, and a higher proportion of new customers taking Sky+ and Multiroom. The number of existing customers upgrading to Sky+ and Multiroom increased by more than 40% on last year, which carried an increased investment of GBP16 million. The remaining marketing expenditure, which includes above the line, retention, other marketing and the inclusion of Easynet marketing expenditure, increased by GBP26 million.

Other operating expenses, including subscriber management, transmission and administration costs increased by GBP97 million on the comparable period, including operating expenses of GBP47 million from the first time consolidation of Easynet and GBP26 million of additional depreciation, mainly relating to the first six months of depreciation since the first phase of the implementation of the new customer management systems in September 2006. Excluding these items, other operating expenses grew by 4% reflecting additional investment made to expand the Group's customer management operation, to further improve customer service levels and manage the increase in sales activity.

Operating profit increased by 15% to GBP660 million generating an operating profit margin of 21%.

After the Group's share of operating profit from joint ventures of GBP9 million and a net interest payable charge of GBP60 million, the Group made a profit before tax in the period of GBP609 million, up from GBP546 million for the comparable period.

The total tax charge for the period was GBP184 million, comprising a current tax charge of GBP148 million and a deferred tax charge of GBP36 million. The Group's underlying effective tax rate, which excludes the effect of joint ventures, decreased from 30.6% to 30.3%.

The mainstream corporation tax liability for the period was GBP148 million and, in accordance with the quarterly instalment regime, GBP43 million was paid in April 2006.

The Group's profit for the period was GBP425 million, an increase of 10% on the comparable period which generated basic earnings per share of 23.2 pence, up from 20.0 pence.

Earnings before interest, tax, depreciation and amortisation ("EBITDA") increased by 18% on the comparable period to GBP756 million. After a working capital outflow of GBP60 million, relating to the phasing of sports rights and Sky One programming payments, the Group generated a cash inflow from operations of GBP696 million. After taking into account cash outflows, principally comprising taxation, net interest payable and capital expenditure, the Group generated GBP370 million of free cashflow. After shareholder returns of GBP405 million; comprising GBP92 million through the ordinary dividend and GBP313 million through the share buy-back; the net cash outflow for the purchase of the Easynet Group of GBP204 million and other items(2); the Group's net debt position increased by GBP279 million during the period to GBP667 million.


(1) Defined as revenue less programming expenses as a proportion of revenue
(2) Includes share option exercise proceeds, the revaluation of long-term borrowings and borrowing-related financial derivatives

CORPORATE

During the quarter, the Group repurchased for cancellation 13.8 million shares for a total consideration of GBP73 million, including stamp duty and commissions. As at 31 March 2006, the total number of shares outstanding was 1,808,617,599.

On 28 April 2006, the FA Premier League announced that following the submission of bids by interested parties, Sky had been awarded three out of the six packages of live television rights. A second round of bidding will be held for the remaining three packages. Sky is bound by confidentiality relating to the bidding process and intends to make no further comments until the conclusion of the process.

CORPORATE RESPONSIBILITY

During the quarter, the Group continued to design and implement a range of corporate responsibility initiatives. The Group focuses on responsible use of its products and services, accessibility for viewers with special needs, and making a unique contribution to communities in the areas of youth, education, sport and the environment. In the quarter, the Group undertook comprehensive internal and external consultation on social and environmental issues. Energy consumption and climate change are growing in profile and importance amongst UK politicians, opinion-formers and Sky's customer base. Sky is the first media company to participate in the Carbon Disclosure Project. Sky has reduced its site-based CO2 emissions by 47% and halved the power consumption of set-top-boxes since launch. The Group is using 100% renewable energy in England and Wales and combined heat and power in Scotland. All energy will be bought from renewable sources by October 2006. Sky joined the Climate Group in March 2006 and announced its intention to be the world's first major media company to become carbon neutral. Sky is the only broadcasting company in the Global 100:
Most Sustainable Companies in the world. It is also included in the Dow Jones Sustainability Index and FTSE4 Good.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, operating results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with regard to the potential for growth of free-to-air and pay-TV, advertising growth, DTH subscriber growth and Multiroom and Sky+ penetration, DTH revenue, profitability and margin growth, cash flow generation, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the UK and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on form 6-K for the period ended 31 December 2005. Copies of the Interim Report on form 6-K are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1

Subscribers to Sky Channels


                            Prior year Q3     Prior quarter      Q3 2005/06
                                    as at             as at           as at
                                 31/03/05          31/12/05        31/03/06

DTH homes(1)(2)(3)              7,704,000         8,059,000       8,099,000

Total TV homes in the UK and
Ireland(4)                     26,273,000        26,585,000      26,634,000

DTH homes as a percentage of
total UK and Ireland TV
homes                                 29%               30%             30%

Cable - UK                      3,277,000         3,292,000       3,298,000
Cable - Ireland                   584,000           597,000         602,000

Total Sky pay homes            11,565,000        11,948,000      11,999,000

Total Sky pay homes as a
percentage of total UK and
Ireland TV homes                      44%               45%             45%

Sky+ homes                        770,000         1,281,000       1,430,000

Multiroom homes(5)                563,000           906,000         990,000

DTT - UK(6)                     4,674,000         6,363,000       6,875,000

1: Includes DTH subscribers in Republic of Ireland. (407,000, as at 31 March
   2006, 355,000 as at 31 March 2005.)
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Multiroom subscriptions). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
3: DTH homes include subscribers taking Sky packages via DSL through Kingston
   Interactive Television and Homechoice.
4: Total UK homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 1 April 2006). Total Ireland homes estimated by Nielsen Media Research, conducted on an annual basis in July with results available in September (latest figures as at July 2005).
5: Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
6: DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 1 April 2006). These include Sky or Cable homes that already take multi-channel TV.


Appendix 2


Glossary

--------------   ---------------------------------------------------------------
Useful           Description
definitions
--------------   ---------------------------------------------------------------
ARPU             Average Revenue Per User: the amount spent by the Group's
                 residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
--------------   ---------------------------------------------------------------
Churn            The rate at which subscribers relinquish their subscriptions, expressed as a percentage of total subscribers.
--------------   ---------------------------------------------------------------
CRM              Customer Relationship Management.
--------------   ---------------------------------------------------------------
Digibox          Digital satellite reception equipment.
--------------   ---------------------------------------------------------------
EBITDA           Earnings before interest, taxation, depreciation and
                 amortisation is calculated as operating profit before
                 depreciation and amortisation or impairment of goodwill and intangible assets.
--------------   ---------------------------------------------------------------
Effective tax    Taxation divided by profit before taxation.
rate
--------------   ---------------------------------------------------------------
Free cash flow   Cash generated from operations less net interest paid, taxation paid, purchase of property, plant & equipment and intangible assets plus net proceeds from joint ventures and associates.
--------------   ---------------------------------------------------------------
Gross margin     Revenue less programming expenses as a proportion of revenue.
--------------   ---------------------------------------------------------------
Gross Sky Bet    Gross stakes placed by customers on events taking place in the
revenue          period and net customer losses in respect of casino, online roulette and similar interactive casino style games.
--------------   ---------------------------------------------------------------
HD               High Definition.
--------------   ---------------------------------------------------------------
Mainstream       Current corporation tax charge for the year.
corporation tax
liability
--------------   ---------------------------------------------------------------
Multichannel     Share of viewers of non-analogue terrestrial television.
viewing share
--------------   ---------------------------------------------------------------
Multiroom        Installation of one or more additional digiboxes in the
                 household of an existing DTH subscriber.
--------------   ---------------------------------------------------------------
Net debt         Cash, cash-equivalents, short-term deposits, borrowings and borrowings related derivative financial instruments.
--------------   ---------------------------------------------------------------
PVR              Personal Video Recorder: Digital TV receiver which utilises a built in hard disk drive to enable viewers to record without videotapes, pause live TV, and record one programme while
                 watching another.
--------------   ---------------------------------------------------------------
Sky +            Sky's fully-integrated Personal Video Recorder (PVR) and
                 satellite decoder.
--------------   ---------------------------------------------------------------
Underlying       Taxation divided by profit before taxation, excluding the
effective tax    effect of joint ventures and in respect of adjustments in prior
rate             years.
--------------   ---------------------------------------------------------------
Viewing share    Number of people viewing a channel as a percentage of total viewing audience.
--------------   ---------------------------------------------------------------


Consolidated Income Statement for the nine months ended 31 March 2006


                                                        2005/06       2004/05
                                                    Nine months   Nine months
                                                          ended         ended
                                                       31 March      31 March
                                                           GBPm          GBPm
                                          Notes      (unaudited)   (unaudited)
---------------------------------------  ------     -----------   -----------
Revenue                                     1             3,079         2,813
Operating expense                           2            (2,419)       (2,240)

---------------------------------------  ------     -----------   -----------
EBITDA                                                      756           643
Depreciation and amortisation                               (96)          (70)
---------------------------------------  ------     -----------   -----------

Operating profit                                            660           573
---------------------------------------  ------     -----------   -----------

Share of results from joint ventures
and associates                                                9            11
Investment income                                            37            22
Finance costs                                               (97)          (69)
Profit on disposal of joint ventures                          -             9
Profit before tax                                           609           546
---------------------------------------  ------     -----------   -----------
Taxation                                                   (184)         (161)
Profit for the period                                       425           385
---------------------------------------  ------     -----------   -----------
Earnings per share from profit for the
period (in pence)
Basic                                                     23.2p         20.0p
Diluted                                                   23.1p         20.0p
---------------------------------------  ------     -----------   -----------

All profit for the period is attributable to equity holders of the parent.


Consolidated Income Statement for the three months ended 31 March 2006


                                                        2005/06       2004/05
                                                   Three months  Three months
                                                          ended         ended
                                                       31 March      31 March
                                                           GBPm          GBPm
                                                     (unaudited)   (unaudited)
---------------------------------------             -----------   -----------
Revenue                                                   1,063           958
Operating expense                                          (817)         (741)

---------------------------------------             -----------   -----------
EBITDA                                                      286           239
Depreciation and amortisation                               (40)          (22)
---------------------------------------             -----------   -----------

Operating profit                                            246           217
---------------------------------------             -----------   -----------
Share of results from joint ventures
and associates                                                2             3
Investment income                                            17             7
Finance costs                                               (46)          (24)
Profit before tax                                           219           203
---------------------------------------             -----------   -----------
Taxation                                                    (68)          (63)
Profit for the quarter                                      151           140
---------------------------------------             -----------   -----------
Earnings per share from profit for the
quarter (in pence)
Basic and diluted                                          8.3p          7.3p
---------------------------------------             -----------   -----------

All profit for the quarter is attributable to equity holders of the parent.

Notes:

1.    Revenue


                                                        2005/06       2004/05
                                                    Nine months   Nine months
                                                          ended         ended
                                                       31 March      31 March
                                                           GBPm          GBPm
                                                     (unaudited)   (unaudited)

DTH subscribers                                           2,352         2,171
Cable subscribers                                           170           166
Advertising                                                 257           242
Sky Bet                                                      27            23
Sky Active                                                   67            67
Other                                                       206           144
                                                          3,079         2,813
---------------------------------------             -----------   -----------


2.    Operating expense

                                                        2005/06       2004/05
                                                    Nine months   Nine months
                                                          ended         ended
                                                       31 March      31 March
                                                           GBPm          GBPm
                                                     (unaudited)   (unaudited)

Programming                                               1,207         1,210
Transmission and related functions                          157           127
Marketing                                                   474           389
Subscriber management                                       339           293
Administration                                              242           221
                                                          2,419         2,240
---------------------------------------             -----------   -----------





                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 3 May 2006                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary